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                              January 22, 2021

       Philip Capron
       Chief Executive Officer
       Mission First Capital LLC
       100 Seventh Street, Suite 104
       Portsmouth, VA 23704

                                                        Re: Mission First
Capital LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 28,
2020
                                                            File No. 024-11396

       Dear Mr. Capron:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed December 28, 2020

       General

   1. Please revise your offering circular to include the information required by Part I of Form
                                                        S-11, Part F/S of Form
1-A and Part III of Form 1-A in one document. In this regard, please provide the
signatures required by Form 1-A.
   2. We note that you intend to operate your business in a manner that will permit you to maintain an exemption
from registration under the Investment Company Act of 1940, as amended. Please be
advised that you are responsible for analyzing how your investments, investment strategy and
business model will support that exemption. The staff has not reviewed and does not
necessarily concur with your disclosure with respect to the
                                                        availability of that
exemption.
   3. Please be advised that you are responsible for analyzing the applicability of the
                                                        Investment Advisers Act
of 1940 to your external manager.
 Philip Capron
FirstName  LastNamePhilip
Mission First Capital LLC Capron
Comapany
January 22,NameMission
            2021         First Capital LLC
January
Page  2 22, 2021 Page 2
FirstName LastName
4. We note that you are offering up to 1,000,000 Class G or Class L interests. Please revise your offering circular to indicate the amount of each class being offered. Refer to Item
         501(b)(2) of Regulation S-K.
5. We note that you are conducting a best efforts offering and have set a minimum offering of $100,000. You disclose that funds will be placed in a segregated account and that you will not use the funds until the minimum is met. It appears that this account will not be an escrow account. Please add a risk factor that addresses the risks of funds being unavailable to investors if the minimum is not met. In addition, we note that you indicate that you may engage a broker-dealer for this offering. In that regard, please explain to us how you intend to conduct your offering in compliance with Instruction to Item 5 of Part
         II of Form 1-A and the references therein to Exchange Act Rules 15c2-4 and 10b-9.
6. We note that Article 13 of your operating agreement includes a mandatory arbitration provision. Please revise your offering statement, including your description of the operating agreement section, to describe this provision, including how it will impact your investors and any significant risks to your investors arising therefrom. In this regard, please also describe any questions as to enforceability of the arbitration provision under federal and state law.
7. We note that Section 5.4 of your subscription agreement indicates that any claims arising out of the subscription agreement will be exclusively adjudicated in the federal courts located in Lewes, Delaware. It is unclear what federal court is located in Lewes,
         Delaware. Please revise or advise. In addition, please disclose whether this exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Finally, please revise your offering circular to describe this provision in more detail, including the risks and impact of it to your investors, and address any uncertainty as to whether a court would enforce such provision.
8. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may
contact the Division   s
         Office of Mergers and Acquisitions at 202-551-3440.
Risk Factors, page 10

9. We note in the risk factor on page 19 that investors will waive their rights to a jury trial and on page 4 your disclose that investors are giving up their right to conduct pretrial discovery. Please revise to discuss the significant risks of the jury trial and pre-trial
 Philip Capron
Mission First Capital LLC
January 22, 2021
Page 3
         discovery waiver provisions to your investors. In this regard, please clarify whether these provisions apply to claims under the federal securities laws. Prior Performance, page 51

10. It appears that your manager has previous experience with other programs that have invested primarily in real estate. Please expand your disclosure to provide additional narrative disclosure of your prior performance, including a discussion of any material adverse business developments. In this respect, we refer you to Item 8 of Industry Guide 5 for guidance. Please also refer to Release No. 33-6900 (June 17, 1991) and CF Disclosure
         Guidance Topic No. 6.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNamePhilip Capron                               Sincerely,
Comapany NameMission First Capital LLC
                                                              Division of
Corporation Finance
January 22, 2021 Page 3                                       Office of Real
Estate & Construction
FirstName LastName